Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Jaws Mustang Acquisition Corporation (ROC #367210) (the "Company")

TAKE NOTICE that at an Extraordinary General Meeting of the shareholders of the Company held on 1 February 2023, the following special resolutions were passed:

RESOLVED, as a special resolution that:

a)	the first sentence of Article 49.7 of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new first sentence of Article 49.7:

“In the event that the Company does not consummate a Business Combination by February 4, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:”

b)	Article 49.8(a) of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination or: (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination by February 4, 2024, or such later time as the Members may approve in accordance with the Articles; and/or”

c)	Article 49.10(b) of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.10(b):

“vote as a class with the Public Shares: (i) on the Company’s initial Business Combination or on any other proposal presented to shareholders prior to or in connection with the completion of an initial Business Combination; or (ii) to approve an amendment to the Memorandum or the Articles to (x) extend the time we have to consummate a business combination beyond February 4, 2024 or (y) amend this Article 49.10.”

RESOLVED, as a special resolution that:

a)	Article 49.2(b) of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.2(b):

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

b)	Article 49.4 of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

c)	The following final sentence of Article 49.5 of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).”

d)	The following final sentence of Article 49.8 of JWSM’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

/s/ Cynthia Cansell

Cynthia Cansell

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 2nd day of February 2023